EXHIBIT E

RECENT DEVELOPMENTS

The information contained in this section supplements the information about Peru corresponding to the headings below that are contained in Exhibit 99.D to Peru’s Annual Report on Form 18-K, for the fiscal year ended December 31, 2014. To the extent the information in this section differs from the information contained in such Annual Report, as amended to date, the information in this section replaces such information. Capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report.

Recent Political Developments

On October 11, 2015, the President of the Republic of Peru, Ollanta Humala, appointed Francisco Dumler to the Ministry of Housing, Construction and Sanitation, replacing Milton Von Hesse who resigned to run for the general elections of 2016. In addition, on October 22, 2015, the President, appointed Aldo Vasquez to the Ministry of Justice and Human Rights, replacing Gustavo Adrianzen, who resigned from his position. These changes have not resulted in significant modifications to President Humala’s key agenda items.

The Economy

Gross Domestic Product and the Structure of the Economy

During the six months ended June 30, 2015, Peru’s economy grew 2.4% in real terms as a result of higher domestic demand which increased 2.9% compared to the six months ended June 30, 2014, due to an increase of 4.0% in public and private consumption in the six months ended June 30, 2015 compared to the same period of 2014.

In the six months ended June 30, 2015, private consumption experienced an annualized growth of 3.3% in real terms and gross private investment decreased by 6.3%, as compared to the same period in 2014. Public sector investment decreased 18.6% in the six months ended June 30, 2015 due mainly to the decrease of 33.5% and 42.4% in investments by regional governments and municipal governments, respectively, in the six months ended June 30, 2015 compared to the same period in 2014. Such decrease was partially offset by the investments of the national government in the six months ended June 30, 2015, which grew 12.5% compared to the same period in 2014, primarily due to an increase in expenditures in construction, recovery and improvement of roads in connection with projects of the Ministry of Transport and Communications. Private investment decreased 6.3% in the six months ended June 30, 2015 as compared to the same period in 2014, primarily due to a decrease in the exchange terms of exports relative to imports and a slower than expected progress in investment projects particularly in the mining sector. Total gross investment decreased 0.1% during the six months ended June 30, 2015 compared to the same period in 2014.

The following tables set forth GDP by expenditure for the periods presented.

Gross Domestic Product by Expenditure

(in millions of U.S. dollars, at current prices)

	For the six months ended June 30,
	2014(1)	2015(1)
Government consumption	11,400	11,407
Private consumption	64,030	61,623
Gross investment:
Public sector	4,193	3,200
Private sector	20,431	18,390
Change in inventories	945	2,771

Total gross investment	25,568	24,362
Exports of goods and services	22,180	19,270
Imports of goods and services	24,117	22,178

Net (exports)	(1,937)	(2,908)
GDP	99,061	94,483

(1)	Preliminary data.

Source: Central Bank.

Gross Domestic Product by Expenditure

(in millions of nuevos soles, at constant 2007 prices)

	For the six months ended June 30,
	2014(1)	2015(1)
Government consumption	25,554	27,458
Private consumption	143,517	148,323
Gross investment:
Public sector	9,432	7,681
Private sector	50,761	47,552
Change in inventories	2,222	7,117

Total gross investment	62,415	62,350
Exports of goods and services	55,901	55,323
Imports of goods and services	60,046	60,617

Net (exports)	(4,145)	(5,294)
GDP	227,341	232,837

(1)	Preliminary data.

Source: Central Bank.

In the six months ended June 30, 2015 and compared to the six months ended June 30, 2014, public savings reached 7.0% and 9.4% of GDP, respectively, due to a decrease in current revenues, while private savings was 14.2% of GDP for the six months ended June 30, 2015 compared to 11.2% for the comparable period of 2014.

In the six months ended June 30, 2015, domestic savings increased to 21.2% of GDP from 20.6% of GDP in the six months ended June 30, 2014, due to an increase in private savings.

External savings, as a percentage of GDP, decreased to 4.4% of GDP in the six months ended June 30, 2015 from 5.2% of GDP in the six months ended June 30, 2014.

Domestic investment as a percentage of GDP decreased to 25.6% in the six months ended June 30, 2015 from 25.7% in the six months ended June 30, 2014, primarily due to a decrease in private and public investments compensated by change in inventories.

Gross Domestic Product by Expenditure

(as a percentage of total GDP, at current prices)

	For the six months ended June 30,
	2014(1)	2015(1)
Government consumption	11.5%	12.1%
Private consumption	64.6%	65.2%
Gross investment:
Public sector	4.2%	3.4%
Private sector	20.6%	19.5%
Change in inventories	1.0%	2.9%

Total gross investment	25.8%	25.8%
Exports of goods and services	22.4%	20.4%
Imports of goods and services	24.3%	23.5%

Net (exports)	(2.0)%	(3.1)%
GDP	100.0%	100.0%

(1)	Weekly Note (Nota Semanal) No. 31-2015.

Source: Central Bank.

Gross Domestic Product by Expenditure

(percentage change from previous period, at constant 2007 prices)

	For the six months ended June 30,
	2014(1)	2015(1)
Government consumption	7.7%	7.5%
Private consumption	4.6%	3.3%
Gross investment:
Public sector	0.0%	(18.6)%
Private sector	(0.7)%	(6.3)%
Change in inventories	(53.6)%	220.3%

Total gross investment	(4.4)%	(0.1)%
Exports of goods and services	2.5%	(1.0)%
Imports of goods and services	(1.2)%	1.0%

Net (exports)	33.8%	(27.7)%
GDP	3.4%	2.4%

(1)	Weekly Note (Nota Semanal) No. 31-2015.

Source: Central Bank.

Investment and Savings

(as a percentage of current GDP)

	For the six months ended June 30,
	2014(1)	2015(1)
Domestic savings:
Public savings	9.4%	7.0%
Private savings	11.2%	14.2%

Total domestic savings	20.6%	21.2%
External savings	5.2%	4.4%

Total savings	25.7%	25.6%
Domestic investment	25.7%	25.6%

(1)	Weekly Note (Nota Semanal) No. 31-2015.

Source: Central Bank.

For the six months ended June 30, 2015, per capita GDP decreased 5.7%, compared to same period in 2014 to U.S.$6,063.4 from U.S.$6,428.8.

Principal Sectors of the Economy

The principal economic activities in Peru are services (including wholesale and retail trade, transportation and tourism), manufacturing, agriculture and livestock, and mining and fuel.

Gross Domestic Product by Sector

(in millions of nuevos soles, at constant 2007 prices)

	For the six months ended June 30,
	2014(1)	2015(1)
Primary production:
Agriculture and livestock(2)	13,631.7	13,893.9
Fishing	1,064.4	1,268.9
Mining and hydrocarbons(3)	26,438.4	27,897.0

Total primary production	41,134.5	43,059.7
Secondary production:
Manufacturing	33,179.2	32,313.4
Construction	14,297.5	13,162.0
Electricity, water and gas	4,065.9	4,273.1

Total secondary production	51,542.6	49,748.6
Services:
Wholesale and retail trade	24,927.0	25,851.1
Other services(4)	109,736.8	114,177.8
Total services	134,663.8	140,028.9
Total GDP	100.0	100.0

(1)	Preliminary data.
(2)	Includes forestry.
(3)	Includes non-metallic mining.
(4)	Includes taxes on products and import duties.

Source: Central Bank.

The following tables set forth the distribution of GDP in the Peruvian economy, indicating the percentage contribution to GDP and the growth rate for the periods shown for each sector, in each case compared to the previous corresponding period.

Gross Domestic Product by Sector

(as a percentage of GDP, at constant 2007 prices)

	For the six months ended June 30,
	2014(1)	2015(1)
Primary production:
Agriculture and livestock(2)	6.0%	6.0%
Fishing	0.5%	0.5%
Mining and hydrocarbons(3)	11.6%	12.0%

Total primary production	18.1%	18.5%
Secondary production:
Manufacturing	14.6%	13.9%
Construction	6.3%	5.7%
Electricity, water and gas	1.8%	1.8%

Total secondary production	22.7%	21.4%
Services:
Wholesale and retail trade	11.0%	11.1%
Other services(4)	48.3%	49.0%
Total services	59.2%	60.1%
Total GDP	100%	100%

(1)	Preliminary data.
(2)	Includes forestry.
(3)	Includes non-metallic mining.
(4)	Includes taxes on products and import duties.

Source: Central Bank.

Gross Domestic Product by Sector

(percentage change from previous period, at constant 2007 prices)

	For the six months ended June 30,
	2014(1)	2015(1)
Primary production:
Agriculture and livestock(2)	0.7%	1.9%
Fishing	(7.4)%	19.2%
Mining and hydrocarbons(3)	0.2%	5.5%

Total primary production	0.1%	4.7%
Secondary production:
Manufacturing	0.0%	(2.6)%
Construction	2.4%	(7.9)%
Electricity, water and gas	5.3%	5.1%

Total secondary production	1.1%	(3.5)%
Services:
Wholesale and retail trade	4.8%	3.7%
Other services(4)	5.4%	4.0%
Total services	5.3%	4.0%
Total GDP	3.4%	2.4%

(1)	Preliminary data.
(2)	Includes forestry.
(3)	Includes non-metallic mining.
(4)	Includes taxes on products and import duties.

Source: Central Bank.

During the six months ended June 30, 2015, GDP grew 2.4% compared to the same period in 2014. This increase was primarily driven by growth in the commerce, mining and fuel, fishing, financial services, business services, communications, and utility services (including electricity, water and gas).

Primary Production

During the six months ended June 30, 2015, primary production increased by 4.7%, due to increased production in fishing, mining and fuel and agriculture and livestock. In terms of contribution to GDP, agriculture and livestock accounted for 6.0% in the six months ended June 30, 2015. In total, the primary sector contributed 18.5% to GDP in the six months ended June 30, 2015.

Agriculture and Livestock

The Peruvian agriculture and livestock sector is dominated by small-scale producers. The sector contributed 6.0% to GDP in the six months ended June 30, 2015 and 2014.

Peru’s main agricultural products are potatoes, corn, rice, coffee, fruits and vegetables, which together accounted for approximately 62.5% and 63.3% of agricultural production in the six months ended June 30, 2015 and 2014.

Peru’s main agricultural export products are coffee, cotton and sugar, which together accounted for approximately 11.4% and 11.8% of agricultural production in the six months ended June 30, 2015 and 2014, respectively.

During the six months ended June 30, 2015, the agriculture and livestock sector grew 1.9% compared to the first six months ended June 30, 2014: (i) the livestock sector increased 5.4% due to higher production of poultry, eggs, milk, pigs and cattle, and (ii) the agriculture sector increased 0.1% due to higher production of paddy rice, coffee, yellow corn, potatoes, quinoa and grapes.

Fishing

Fishing is a small part of the Peruvian economy, contributing 0.5% to GDP in the six months ended June 30, 2015 and 2014. Traditional fish products, however, are Peru’s third largest single export after mining, and petroleum and natural gas, accounting for 7.2% and 8.5% of exports in the six months ended June 30, 2015 and 2014, respectively, considering both traditional (fish meal and fish oil) and non-traditional exports (frozen crustaceans and mollusks, frozen fish, and prepared and canned food).

In the six months ended June 30, 2015, the fishing sector increased by 19.2% compared to the same period in 2014, mainly due to an increase in fishing of maritime species for indirect human consumption and a small increase in direct human consumption. The extraction of anchovies (anchovetas) reached 2.7 million tons and compared to the same period of 2014 had a variation of 45.37%.

Mining and Hydrocarbons

The mining and hydrocarbons sector grew in the six months ended June 30, 2015 by 5.5% compared to the same period in 2014 due to an increase in mining production offset by decreased hydrocarbons extraction and price declines.

Mining. Peru is a leading producer of gold, silver, tin, copper, lead and zinc in Latin America. Although mining constitutes a small part of the country’s GDP, contributing on 10.0% to GDP in the six months ended June 30, 2015, mineral products are Peru’s main export and they accounted for 55.6% and 51.5% of total exports by value in the six months ended June 30, 2015 and 2014, respectively. Gold and copper accounted for 19.7% (U.S.$3.2 billion) and 22.6% (U.S.$3.7 billion) of total exports by value, respectively, during the six months ended June 30, 2015 and 16.8% (U.S.$3.2 billion) and 21.8% (U.S.$4.2 billion) of total exports by value, respectively, during the same period in 2014. In addition, copper accounted for 40.6% of total mining exports in the six months ended June 30, 2015 and 42.4% in the six months ended June 30, 2014.

Hydrocarbons. In the six months ended June 30, 2015, the hydrocarbon sector decreased 9.4% as compared to the same period in 2014, mainly due to lower levels of production of crude oil and liquid natural gas and price declines.

Secondary Production

Manufacturing

In the six months ended June 30, 2015, the manufacturing sector decreased by 2.6% as compared to the six months ended June 30, 2014, primarily due to non-primary manufacturing activity, which decreased by 3.5% offset by an decreased of 0.1% in primary manufacturing activity.

Primary manufacturing. In the six months ended June 30, 2015, the primary manufacturing sector decreased by 0.1% compared to the same period in 2014, due in part to a decrease in the manufacturing of primary products of precious metals and others non-ferrous metals, sugar refining and petroleum refining products.

Non-primary manufacturing. In the six months ended June 30, 2015, non-primary manufacturing decreased 3.5%, as compared to the same period in 2014, mainly due to a decrease in the production of capital intermediate and consumer goods.

Construction

The construction sector decreased 7.9% in the six months ended June 30, 2015 and contributed 5.7% to GDP. This decrease was associated with a decrease in the internal consumption of cement and a decrease in the progress of investment projects.

Electricity, Water and Gas

Electricity. In the six months ended June 30, 2015, the electricity sub-sector grew 5.4% due to an increase in the production of hydroelectricity.

Water. In the six months ended June 30, 2015, water grew 3.5% due to the increase in the production volumes of SEDAPAL.

Gas. In the six months ended June 30, 2015, gas decreased 0.9% due to a lower demand of gas from electricity generating plants and other and industries partially offset by an increase in the distribution of vehicular natural gas.

Services

Wholesale and Retail Trade

In the six months ended June 30, 2015, wholesale and retail trade increased by 3.7% due primarily to wholesale and retail commerce offset by the maintenance and repair of automobiles.

Other Services

The private sector in Peru offers a variety of services constituting the “Other Services” sector of Peru’s GDP that in aggregate is an important part of the Peruvian economy. The Other Services sector includes services to companies, government services, transportation and communication, healthcare and education services, tourism and financial services. In aggregate, this sector grew 4.0% in the six months ended June 30, 2015, compared to the same period in 2014.

As a result, the “Other Services” sector accounted for 49.0% of GDP in the six months ended June 30, 2015, an increase of 8 percentage points from the same period in 2014.

Public Administration

Based on an audit undertaken of the public sector, the total number of public employees as of June 30, 2015 was 1,970,775, of which 42.3% are active workers, 44.0% are pensioners and 13.7% are non-personal service workers. Most public employees are placed in regional governments, economy and finance and education ministries.

Privatization and Concessions

In the six months ended June 30, 2015, concessions reached U.S.$215.3 million in projected investments. Significant investment was made in the energy sector for an amount of U.S.$36.8 million and also in projects through the Fondo de Inversion de Telecomunicaciones (Telecommunications Investment Fund) for an amount of U.S.$178.5 million.

Balance of Payments and Foreign Trade

Balance of Payments

The following table provides information, based on period-end exchange rates, regarding Peru’s balance of payments for the periods presented.

Balance of Payments

(in millions of U.S. dollars, at current prices)

	For the six months ended June 30,
	2014	2015
Current account:
Trade balance:
Exports (FOB)(1)	19,271	16,228
Imports (FOB)(1)	(20,351)	(18,178)

Trade balance	(1,080)	(1,949)
Services, net	(843)	(883)
Of which:
Net income from tourism(2)	682	754
Net income from transportation(3)	(697)	(690)
Financial and investment income, net(4)	(4,967)	(2,888)
Current transfers, net	1,762	1,561
Of which:
Workers’ remittances	1,293	1,296

Current account balance	(5,128)	(4,159)
Capital account:
Foreign direct investment	4,420	3,418
Portfolio investment	(83)	1
Other medium and long-term capital(5)	(1,634)	(316)
Of which:
Disbursements to the public sector	1,344	985
Other capital, including short-term capital	295	(81)

Capital account balance	2,998	3,022
Errors and omissions(6)	788	(705)

Balance of payments	(1,342)	(1,843)
Financing:
Change in gross Central Bank reserves(7)	1,335	1,843
Exceptional financing, net	7	0

Total financing	1,342	1,843
Memorandum item:
Current account balance (deficit) (as a % of GDP)	(5.2)%	(4.4)%

(1)	Based on customs declarations, records of temporary admissions, free-trade zone imports, grants and other adjustments.
(2)	Based on a survey of tourists. Income from tourism represents the total expenditure by a tourist multiplied by the total number of tourists.
(3)	Includes freight services, passenger transportation and port expenses of ships and airplanes.
(4)	Includes interest payments.
(5)	Includes debt amortization payments.
(6)	Represents errors and omissions from double-entry accounting resulting from incomplete or overlapping coverage, different prices and incomplete times of recording and conversion practices.
(7)	Refers to changes in reserve used to finance balance of payments and corresponds to net international reserves excluding the use of IMF resources.

Source: Central Bank.

Current Account

Peru’s current account registered a deficit of U.S.$4.2 billion, or 4.4% of GDP, primarily due to a decrease in the trade balance to U.S.$1.9 billion, in the six months ended June 30, 2015, compared to the same period in 2014.

Trade Balance

In the six months ended June 30, 2015, exports decreased by 15.8% compared to the same period in 2014, primarily due to a lower number of shipments of mining, oil and natural gas products, as well as the contraction in traditional exports to the United States and Japan and non-traditional exports to Brazil. Imports decreased by 10.7% in the six months ended June 30, 2015, compared to the same period in 2014, principally as a result of imports of capital goods, transportation equipment, inputs and fuel.

In the six months ended June 30, 2015 and 2014, Peru’s exports consisted primarily of exports of:

•	traditional mineral exports, such as gold, silver, copper, zinc and lead, valued at U.S.$9.0 billion during the six months ended June 30, 2015, representing 55.6% of total exports in such period, and valued at U.S.$9.9 billion in the six months ended June 30, 2014, representing 51.5% of total exports for such period;

•	petroleum and derivative products valued at U.S.$1.3 billion during the six months ended June 30, 2015, representing 7.8% of total exports in such period, and valued at U.S.$2.5 billion in the six months ended June 30, 2014, representing 12.8% of total exports for such period;

•	traditional fishing exports, such as fishmeal and fish oil, valued at U.S.$612 million during the six months ended June 30, 2015, representing 3.8% of total exports in such period, and valued at U.S.$1.0 billion in the six months ended June 30, 2014, representing 5.3% of total exports for such period;

•	non-traditional textile exports, such as textile fibers and cloth, valued at U.S.$664 million during the six months ended June 30, 2015, representing 4.1% of total exports in such period, and valued at U.S.$911 million in the six months ended June 30, 2014, representing 4.7% of total exports for such period; and

•	non-traditional agriculture and livestock exports valued at U.S.$1.9 billion during the six months ended June 30, 2015, representing 11.9% of total exports in such period, and valued at U.S.$1.9 billion in the six months ended June 30, 2014, representing 9.8% of total exports for such period.

The following tables provide further information on exports for the periods presented.

Exports

(in millions of U.S. dollars, at current prices)

	For the six months ended June 30,
	2014	2015
Traditional:
Fishing	1,022	612
Agricultural	185	130
Mineral	9,921	9,017
Petroleum and derivatives	2,458	1,269

Total traditional	13,586	11,028
Non-traditional:
Agriculture and livestock	1,887	1,924
Fishing	611	546
Textiles	911	664
Timbers and papers, and manufactures	207	179
Chemical	748	692
Non-metallic minerals	320	342
Basic metal industries and jewelry	565	527
Fabricated metal products and machinery	255	216
Other products(1)	74	68

Total non-traditional	5,579	5,158
Other products(2)	106	42

Total exports	19,271	16,228

(1)	Includes leather and handcrafts.
(2)	Includes the sale of fuel and food to foreign vessels and the repair of foreign vessels.

Source: Central Bank.

Exports

(as a percentage of total exports, at current prices)

	For the six months ended June 30,
	2014	2015
Traditional:
Fishing	5.3%	3.8%
Agricultural	1.0%	0.8%
Mineral	51.5%	55.6%
Petroleum and derivatives	12.8%	7.8%

Total traditional	70.5%	68.0%
Non-traditional:
Agriculture and livestock	9.8%	11.9%
Fishing	3.2%	3.4%
Textiles	4.7%	4.1%
Timbers and papers, and manufactures	1.1%	1.1%
Chemical	3.9%	4.3%
Non-metallic minerals	1.7%	2.1%
Basic metal industries and jewelry	2.9%	3.2%
Fabricated metal products and machinery	1.3%	1.3%
Other products(1)	0.4%	0.4%

Total non-traditional	28.9%	31.8%
Other:
Other products(2)	0.6%	0.3%

Total exports	100.0	100.0

(2)	Includes leather and handcrafts.
(3)	Includes the sale of fuel and food to foreign vessels and the repair of foreign vessels.

Source: Central Bank.

In 2014 and 2015, Peru’s imports consisted primarily of imports of:

•	intermediate goods, such as fuels and raw materials for agricultural and industrial production, valued at U.S.$9.3 billion in the six months ended June 30, 2014, representing 46.0% of total imports for such period, and valued at U.S.$8.0 billion in the six months ended June 30, 2015, representing 43.9% of total imports for such period;

•	capital goods, such as transportation, building equipment and capital goods for agriculture and manufacturing, valued at U.S.$6.6 billion in the six months ended June 30, 2014, representing 32.5% of total imports for such period, and valued at U.S.$ 5.9 billion in the six months ended June 30, 2015, representing 32.5% of total imports for such period; and

•	consumer goods valued at U.S.$4.3 billion in the six months ended June 30, 2014, representing 21.0% of total imports for such period, and valued at U.S.$4.1 billion in the six months ended June 30, 2015, representing 22.4% of total imports for such period.

The following tables provide further information regarding imports for the periods presented.

Imports

(in millions of US dollars, at current prices)

	For the six months ended June 30,
	2014	2015
Consumer goods:
Durable goods	2,068	1,923
Non-durable goods	2,196	2,154

Total consumer goods	4,264	4,077
Intermediate goods:
Petroleum products, lubricants	2,941	1,855
Raw materials for agriculture	603	626
Raw materials for manufacturing	5,826	5,507

Total intermediate goods	9,370	7,988
Capital goods:
Construction materials	723	719
For agriculture	66	80
For manufacturing	4,440	3,936
Transportation equipment	1,394	1,176

Total capital goods	6,623	5,911
Other(1)	94	202

Total imports	20,351	18,178
Memorandum items:
Temporal admission imports(2)	160	163
Imports into free trade zone(3)	104	93

(1)	Includes the donation of goods, the purchase of fuels and Peruvian foodstuffs and the repair of capital goods in the exterior such as other goods not falling into any one of the classifications used.
(2)	Imports that must be processed and exported within a definite period of time and are not subject to tariffs.
(3)	Imports through the Special Zone of Tacna, which is primarily dedicated to the assembly of motor vehicles. Peru has five free trade zones, but only the Tacna zone is economically active.

Source: Central Bank.

Imports

(as a percentage of total imports, at current prices)

	For the six months ended June 30,
	2014	2015
Consumer goods:
Durable goods	10.2%	10.6%
Non-durable goods	10.8%	11.9%

Total consumer goods	21.0%	22.4%
Intermediate goods:
Petroleum products, lubricants	14.5%	10.2%
Raw materials for agriculture	3.0%	3.4%
Raw materials for manufacturing	28.6%	30.3%

Total intermediate goods	46.0%	43.9%
Capital goods:
Construction materials	3.6%	4.0%
For agriculture	0.3%	0.4%
For manufacturing	21.8%	21.7%
Transportation equipment	6.9%	6.5%

Total capital goods	32.5%	32.5%
Other(1)	0.5%	1.1%

Total import	100.0%	100.0%
Memorandum items:
Temporal admission imports(2)	0.8%	0.9%
Imports into free trade zone(3)	0.5%	0.5%

(1)	Includes the donation of goods, the purchase of fuels and Peruvian foodstuffs and the repair of capital goods in the exterior such as other goods not falling into any one of the classifications used.
(2)	Imports that must be processed and exported within a definite period of time and are not subject to tariffs.
(3)	Imports through the Special Zone of Tacna, which is primarily dedicated to the assembly of motor vehicles. Peru has five free trade zones but only the Tacna zone is economically active.

Source: Central Bank.

Capital Account

The capital account reflects foreign direct investment and monetary flows into and out of a nation’s financial markets.

For the six months ended June 30, 2015, the capital account balance increased by 0.8%, compared to the same period ended June 30, 2014 to a surplus of U.S.$24 million, compared to the same period ended June 30, 2014. This increase in the six months ended June 30, 2015 was due primarily to major levels of other medium- and long-term capital and other capital including short term capital reduced investment in sovereign bonds by non-residents, and a reduction in the balance of bank liabilities abroad, in the context of greater levels of liquidity in dollars and reduced demand for assets denominated in dollars.

Geographic Distribution of Exports

(as a percentage of total exports, at current prices)

	For the six months ended June 30,
	2014	2015
United States	16.6%	14.1%
Canada	6.5%	7.7%
Mexico	1.8%	1.8%

Total North America	25.2%	23.8%
Brazil	4.1%	3.7%
Colombia	3.0%	3.0%
Chile	3.6%	3.1%
Venezuela	1.3%	0.6%
Other	10.0%	9.4%

Total Latin America and the Caribbean	22.1%	19.7%
United Kingdom	1.4%	1.3%
Switzerland	6.0%	8.5%
Germany	2.7%	2.4%
Spain	3.4%	4.1%
Other	8.0%	8.6%

Total Europe	21.5%	24.8%
Japan	4.8%	3.5%
China	18.0%	19.7%
Other	6.6%	6.6%

Total Asia	29.4%	29.7%
Africa and others	1.7%	2.0%

Total exports	100.0%	100.0%

Source: Central Bank.

Geographic Distribution of Imports

(as a percentage of total imports, at current prices)

	For the six months ended June 30,
	2014	2015
United States	21.0%	20.8%
Canada	2.0%	1.9%
Mexico	4.9%	4.9%

Total North America	28.0%	27.7%
Brazil	4.8%	4.5%
Colombia	3.0%	3.4%
Chile	2.9%	3.0%
Venezuela	0.1%	0.1%
Other	11.3%	8.4%

Total Latin America and the Caribbean	21.9%	19.4%
United Kingdom	0.8%	0.7%
Switzerland	0.6%	0.5%
Germany	3.9%	3.0%
Spain	2.0%	1.8%
Other	6.6%	6.5%

Total Europe	13.7%	12.4%
Japan	2.6%	2.7%
China	20.0%	22.1%
Other	10.8%	12.9%

Total Asia	33.4%	37.8%
Africa and others	3.1%	2.6%

Total imports	100.0%	100.0%

Source: Central Bank.

The Monetary System

Monetary Policy

The inflation rate for the six months ended June 30, 2015 was 3.5% (the Central Bank’s target annual inflation rate for the period was set between 1.0% and 3.0%). The Central Bank continues to pursue monetary policies aimed at ensuring that actual inflation remains within the target range. The inflation is slowly converging to the target rate set by the Central Bank due to higher nominal depreciation, higher inflation expectations and supply shocks associated with the climate phenomenon called El Niño.

The Central Bank maintained the reference rate at 3.25% as of June 30, 2015.

In June 2015, the Central Bank lowered the reserve requirements for financial institutions as of June 2015 to 7.1% and 36.6% on deposits for Nuevos Soles and U.S. Dollars, respectively.

Liquidity and Credit Aggregates

The following table presents the composition of the monetary base and international reserves as of the dates shown.

Monetary Base and Central Bank’s International Reserves

(in millions of U.S. dollars, at current prices)

	As of June 30,
	2014	2015
Currency in circulation and cash in vaults at banks	14,332	13,956
Commercial bank deposits at the Central Bank	2,374	596

Monetary base	16,706	14,553
Gross international reserves	64,684	60,072
Net international reserves	64,581	60,017

Source: Central Bank.

Net international reserves decreased from approximately U.S.$ 64.6 billion as of June 30, 2014, to approximately U.S.$ 60.0 billion as of June 30, 2015.

The following tables present liquidity and credit aggregates, and changes in selected monetary indicators as of the dates shown.

Liquidity and Credit

(in millions of U.S. dollars, at current prices)

As of June 30, 2015
Monetary aggregates
Currency in circulation	11,589
M1	20,025
M2	45,374
M3	70,720
Credit by sector(1)
Public sector (Net)(2)	(25,554)
Private sector	75,507

Total credit aggregates	49,954
Deposits
Local currency(3)	32,447
Foreign currency(4)	25,343

Total deposits	57,791

(1)	Includes securities offerings and cash advances from checking accounts of depository corporations.
(2)	Net claims on public sector of depository corporations.
(3)	Includes sight deposits, saving deposits, time deposits and other certificates in domestic currency of depository corporations.
(4)	Includes demand deposits, savings deposits and time deposits in foreign currency of depository corporations.

Source: Central Bank.

Public Sector Finances

In the six months ended June 30, 2015, the non-financial public sector surplus was U.S.$ 2.7 billion, or 2.9% of GDP. In the six months ended June 30, 2015, the non-financial public sector surplus was U.S.$2.7 billion or 2.9% of GDP, lower than in 2014 (U.S. $ 4.4 billion or 4.4% of GDP) due to the decrease in tax revenues driven by the impact of tax measures adopted by the government, and higher government spending.

The following tables provide information on the non-financial public sector accounts for the periods presented.

Consolidated Accounts of the Non-Financial Public Sector (NFPS)

(in millions of U.S. dollars, at current prices)

	For the six months ended June 30,
	2014	2015(1)
Primary balance:
Central government	3,997	1,820
Decentralized agencies	469	570
Local governments	1,205	1,132
State-owned enterprises	(258)	205

Primary NFPS	5,412	3,727
Interest payments:
External debt	428	421
Domestic debt	576	566

Total interest payments	1,005	988

Overall NFPS	4,407	2,739
Financing:
External	291	(228)
Domestic	(4,702)	(2,537)
Privatization	4	27

Total financing	(4,407)	(2,739)

(1)	Preliminary data.

Source: Central Bank.

Consolidated Accounts of the Non-Financial Public Sector (NFPS)

(as a percentage of GDP, at current prices)

	For the six months ended June 30,
	2014	2015(1)
Primary balance:
Central government	4.0%	1.9%
Decentralized agencies	0.5%	0.6%
Local governments	1.2%	1.2%
State-owned enterprises	(0.3)%	0.2%

Primary NFPS	5.5%	3.9%
Interest payments:
External debt	0.4%	0.4%
Domestic debt	0.6%	0.6%

Total interest payments	1.0%	1.0%

Overall NFPS	4.4%	2.9%
Financing:
External	0.3%	(0.2)%
Domestic	(4.7)%	(2.7)%
Privatization	0.0%	0.0%

Total financing	(4.4)%	(2.9)%

(1)	Preliminary data.

Source: Central Bank.

Central Government

In the six months ended June 30, 2015, total government revenues were U.S.$17.0 billion, or 18.0% of GDP, compared to U.S.$ 20.0 billion, or 20.2% of GDP, in the same period in 2014.

In the six months ended June 30, 2015, total government expenditures were U.S.$15.2 billion, or 16.1% of GDP, compared to U.S.$16.0 billion, or 16.2% of GDP, in the same period in 2014.

In the six months ended June 30, 2015, the primary surplus was U.S.$1.8 billion, or 1.9% of GDP, compared to U.S.$4.0 billion, or 4.0% of GDP, in the same period in 2014.

The following tables provide information regarding government accounts for the periods presented.

Central Government Accounts

(in millions of U.S. dollars, at current prices)

	For the six months ended June 30,
	2014(1)	2015(1)
Fiscal revenue:
Current revenue:
Tax revenue:
Income tax	7,562	6,295
Capital gains tax	0	0
Taxes on goods and services	9,877	9,041
General Sales Tax	8,947	8,170
Excise taxes	929	871

Import tariffs	292	263
Other taxes	(470)	(829)

Total tax revenue	17,260	14,770
Non-tax revenue(2)	2,684	2,106

Total current revenue	19,944	16,876
Capital revenue	93	148

Total fiscal revenue	20,036	17,024
Expenditures:
Current non-financial expenditures:
Wages and salaries	4,300	4,288
Goods and services	3,299	3,519
Current transfers	4,676	3,603

Total current non-financial expenditures	12,274	11,410
Capital expenditures:
Fixed investment	2,230	1,970
Other	1,534	1,825
Of which:
Capital transfers	1,313	1,310
Total capital expenditures	3,765	3,795

Total expenditures	16,039	15,205
Fiscal balance:
Primary fiscal balance	3,997	1,820
Interest	914	900

Overall fiscal balance	3,083	919
Financing:
Foreign financing	(67)	57
Domestic financing	(3,020)	(1,003)
Privatization	4	27

Total financing	(3,083)	(919)

(1)	Preliminary data.
(2)	Includes transfers from state-owned enterprises and royalties from petroleum companies.

Source: Central Bank.

Central Government Accounts

(as a percentage of GDP, at current prices)

	For the six months ended June 30,
	2014(1)	2015(1)
Fiscal revenue:
Current revenue:
Tax revenue:
Income Tax	7.6%	6.7%
Capital gains tax	0.0%	0.0%
Taxes on goods and services:	10.0%	9.6%
General Sales Tax	9.0%	8.6%
Excise taxes	0.9%	0.9%
Import tariffs	0.3%	0.3%
Other taxes	(0.5)%	(0.9)%

Total tax revenue	17.4%	15.6%
Non-tax revenue(2)	2.7%	2.2%

Total current revenue	20.1%	17.9%
Capital revenue	0.1%	0.2%

Total fiscal revenue	20.2%	18.0%
Expenditures:
Current non-financial expenditures:
Wages and salaries	4.3%	4.5%
Goods and services	3.3%	3.7%
Current transfers	4.7%	3.8%

Total current non-financial expenditures	12.4%	12.1%
Capital expenditures:
Fixed investment	2.3%	2.1%
Other	1.5%	1.9%
Of which:
Capital transfers	1.3%	1.4%
Total capital expenditures	3.8%	4.0%

Total expenditures	16.2%	16.1%
Fiscal balance:
Primary fiscal balance	4.0%	1.9%
Interest	0.9%	1.0%

Overall fiscal balance	3.1%	1.0%
Financing:
Foreign financing	(0.1)%	0.1%
Domestic financing	(3.0)%	(1.1)%
Privatization	0.0%	0.0%

Total financing	(3.1)%	(1.0)%

(1)	Preliminary data.
(2)	Includes transfers from state-owned enterprises and royalties from petroleum companies.

Source: Central Bank.

Tax Regime

All government taxes in Peru are collected by the Superintendencia Nacional de Administración Tributaria, or SUNAT. SUNAT’s budget is determined primarily through a percentage-based funding mechanism that provides the agency with 1.6% of its domestic tax collections and with 1.5% of import tariffs.

The following table presents the composition of Peru’s tax revenues for the periods presented.

Tax Revenue of Peru (Central Government)

(as a percentage of total tax revenue)

	2014(1)	2015(1)
Income Tax
Individual	12.4%	12.9%
Corporate	24.2%	22.7%
Clearing	7.2%	6.9%

Total	43.8%	42.5%
Taxes on goods and services
Value-Added Tax	51.8%	55.3%
Fuel tax	2.2%	2.3%
Other	3.2%	3.6%

Total Excise Tax	5.4%	5.9%

Total taxes on goods and services	57.2%	61.2%
Import tariffs	1.7%	1.8%
Other taxes	7.9%	7.5%
Tax refund	(10.6)%	(12.9)%

Total	100.0%	100.0%

(1)	Reflects adjustments to reconcile estimated income tax withheld with actual income tax liabilities.

Source: Central Bank.

Public Sector Debt

Peru’s total public sector debt consists of foreign currency-denominated debt and nuevo sol-denominated debt. Peru’s total public external debt consists of loans from foreign creditors to the government, the Central Bank and public sector entities.

External Debt

As of June 30, 2015, taking account of swap agreements, 49.8% of public external debt was denominated in nuevos soles. As of June 30, 2015, public external debt totaled U.S.$19.8 billion, or 10.0% of GDP, compared to U.S.$19.8 billion, or 9.8% of GDP, as of June 30, 2014.

The following tables provide further information on public sector external debt as of the dates presented.

Public Sector External Debt

(in millions of U.S. dollars, except for percentages)

	As of June 30,
	2014	2015
Official non-reserves liabilities:
Public sector	19,810	19,791

Total official non-reserves liabilities	19,810	19,791

Total official liabilities	19,810	19,791
Total public sector external debt as % of GDP(1)	9.8%	10.0%
Total public sector external debt as % of total exports(1)	47.7%	54.2%

(1)	Peru does not include IMF credit use in reports of total public sector external debt. Debt ratios are calculated on the basis of Peru’s total official non-reserve liabilities.

Source: Central Bank.

Public Sector External Debt, Net of Reserves

(in millions of U.S. dollars, at current prices)

As June 30, 2015
Public sector external debt(1)	19,791
Gross international reserves of the Central Bank	(60,072)

Public sector external debt, net of reserves	(40,281)

(1)	Peru does not include IMF credit use in reports of total public sector external debt.

Source: Central Bank.

The following table provides information on capital flows from multilateral lenders for the periods presented.

Capital Flows from Multilateral Lenders

(in millions of U.S. dollars)

	As of June 30,
	2014	2015
World Bank:
Disbursements minus principal amortizations	70.5	275.7
Disbursements minus principal, interests and commissions	57.5	263.9
IADB:
Disbursements minus principal amortizations	(6.1)	0.2
Disbursements minus principal, interests and commissions	(25.5)	(20.6)

Source: Ministry of Economy and Finance (Dirección Nacional del Endeudamiento Público, or General Bureau of Public Debt and Treasury).

In March 2015, Peru issued U.S.$545 million in principal amount of its 5.625% U.S. Dollar-Denominated Global Bonds Due 2050 and approved a contingent credit facility with the World Bank for an amount of U.S.$400 million.

In May 2015, Peru approved a contingent credit facility with the IADB for an amount of U.S.$300 million.

For the six months ended June 30, 2015, disbursements included U.S. $985.2 million for projects and 2016 pre-financing.

The following tables summarize public sector external debt by creditor for the periods indicated.

Public Sector External Debt by Creditor(1)

(in millions of U.S. dollars, at current prices)

	As of June 30,
	2014	2015
Official creditors:
Multilateral debt:
IADB	2,005	2,084
World Bank	1,894	2,114
IFAD(2)	32	30
IMF	0	0
OPEC(3)	1	0
CAF	1,790	1,629
Other(4)	11	5

Total multilateral debt	5,733	5,862
Bilateral debt:
Paris Club	595	489
United States (Paris Club)	44	38
Latin America	3	1
East European countries and China	2	0
Japan (Paris Club)	1,299	1,007
Other countries	0	0

Total bilateral debt	1,943	1,535.3
Total official debt	7,676	7,397
Private creditors:
Banking	1,003	1,146
Suppliers	21	17

Total private sector debt	1,024	1,163
Bonds:
Brady + Global Bonds	11,110	11,231

Total bonds	11,110	11,231

Total public sector external debt	19,810	19,791

(1)	Medium- and long-term debt, excluding IMF financing.
(2)	Refers to the International Fund for Agricultural Development.
(3)	Refers to the Organization of Petroleum Exporting Countries.
(4)	Includes European Investment Bank (EIB) and Nordic Investment Bank (NIB).

Source: Ministry of Economy (Office of Public Credit).

Public Sector External Debt by Creditor(1)

(as a percentage of total public sector external debt)

As of June 30, 2015
Official creditors:
Multilateral debt:
IADB	10.5%
World Bank	10.7%
IFAD(2)	0.2%
IMF	0.0%
OPEC(3)	0.0%
CAF	8.2%
Other	0.0%

Total multilateral debt	29.6%
Bilateral debt:
Paris Club	2.5%
United States	0.2%
Latin America	0.0%
East Europe countries and China	0.0%
Japan	5.1%
Other countries	0.0%
Total bilateral debt	7.8%

Total official debt	37.4%
Private creditors:
Banking	5.8%
Suppliers	0.1%

Total private sector debt	5.9%
Bonds:
Brady + Global Bonds	56.7%

Total bonds	56.7%

Total public sector external debt	100.0%

(1)	Medium- and long-term debt, excluding IMF financing.
(2)	Refers to the International Fund for Agricultural Development.
(3)	Refers to the Organization of Petroleum Exporting Countries.

Source: Ministry of Economy (Office of Public Credit).

Public Sector External Debt Structure by Maturity Term

(in millions of U.S. dollars and as a percentage of total public sector external debt)(1)

As of June 30, 2015
Short-term debt	55
Medium- and long-term debt	19,791

Total	19,846
Short-term debt (as a % of total public sector external debt)	0.3%
Medium- and long-term debt (as a % of total public sector external debt)	99.7%

(1)	Includes Central Bank debt.

Source: Central Bank.

The following table provides public sector external debt by currency as of June 30, 2014 and June 30, 2015.

Summary of Public Sector External Debt by Currency(1)(2)

(in millions of U.S. dollars, except for percentages)

	As of June 30, 2014		As of June 30, 2015
	U.S.$	%	U.S.$	%
Currency
U.S. Dollar	16,857	85.1%	17,714	89.5%
Japanese yen	1,389	7.0%	1,083	5.5%
Special Drawing Rights (SDR)(3)	32	0.2%	30	0.2%
Euro	943	4.8%	418	2.1%
Swiss Franc	290	1.5%	283	1.4%
Nuevo sol(4)	299	1.5%	263	1.3%

Total	19,810	100.0%	19,791	100.0%

(1)	Exchange rate as of June 30, 2015.
(2)	Includes outstanding Cofide loans not guaranteed by Peru.
(3)	World Bank unit of account, based on a basket of national currencies.
(4)	IADB loans converted to nuevos soles.

Source: Ministry of Economy (Dirección General de Crédito Público (Office of Public Credit)).

The following table provides information regarding Peru’s public sector external debt service as of the dates presented.

Public Sector External Debt Service(1)

(in millions of U.S. dollars, except for percentages)

	As of June 30, 2014	As of June 30, 2015
Interest payments	458.8	488.7
Amortization	311.4	921.3

Total public sector external debt service	770.2	1410.0
As % of total exports(2)	3.4%	7.1%
As % of total exports and workers’ remittances	3.2%	6.7%
As % of GDP	0.8%	1.5%
As % of total fiscal revenue	3.8%	8.3%

(1)	Medium-and long-term debt service; excludes Central Bank debt and excludes extraordinary financing and refinancing.
(2)	Includes exports of goods and services and investment income.

Source: Central Bank.

In the six months ended June 30, 2015, interest payments on public sector external debt were U.S.$488.7 million, or 1.5% of GDP. In that same period, Peru paid U.S.$48.7 million to international organizations, U.S.$17.1 million to Paris Club creditors, U.S.$391.4 million to holders of sovereign bonds, U.S.$1.1 million to holders of Brady bonds, and U.S.$30.4 to other creditors.

Peru issued public sector external bonds in connection with the Brady restructuring. As of June 30, 2015 approximately U.S.$53.7 million in principal remained outstanding on the Brady Bonds.

Domestic Debt

The following table provides total public sector domestic debt, excluding intra-governmental debt, as of the dates presented.

Total Public Sector Domestic Debt

(in millions of U.S. dollars, at current prices)

	As of June 30,
	2014	2015
Long-term debt:
Banco de la Nación	825	1244
Treasury bonds	16,696	17,538
Other	0	0

	1
Total long-term debt	17,520	18,782
Short-term debt	1,311	1,170

Total	18,831	19,953
Total public sector domestic debt, as % of GDP	9.3%	10.1%

Source: Central Bank.

Public Sector Domestic Bonds(1)

(in millions of U.S. Dollars, at current prices)

	As of June 30,
	2014	2015
Central Bank Capitalization bonds	73	65
Financial system support bonds	122	122
Debt exchange bonds	490	367
Pension recognition bonds	2,577	2,172
Sovereign bonds	13,433	14,813
Other bonds	0	0
Total	16,696	17,538

(1)	Excludes intra-government debt issued in the form of bonds.

Source: Central Bank.